SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Byron Preiss Multimedia Company, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   740445 10 1

                                 (CUSIP Number)

                            Philippe P. Dauman, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)


                                 March 22, 1995
             (Date of Event which Requires Filing of this Statement)

             -------------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /. Check the following box if a fee is being paid with this statement /X/.

CUSIP No. 740445 10 1

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  VIACOM INTERNATIONAL INC.
- ------------------------------------------------------------------------------
                  I.R.S. Identification No.   04-2980402
- ------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)------------------------------------------------------------------
|_|      (b)------------------------------------------------------------------
            ------------------------------------------------------------------

(3)      SEC Use Only---------------------------------------------------------
- ------------------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)   WC
                                             ---------------------------------
- ------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).-----------------------------------------------------------------

(6)      Citizenship or Place of Organization      Delaware
                                               -------------------------------

 Number of    (7)  Sole Voting Power------------------------------------------
 Shares
 Beneficially (8)  Shared Voting Power        1,179,441*
 Owned by                              --------------------------------------
    Each      (9)  Sole Dispositive Power------------------------------------
Reporting
  Person      (10) Shared Dispositive Power  1,179,441*
   With                                     ---------------------------------

(11)          Aggregate Amount Beneficially Owned by Each
              Reporting Person     1,179,441*
                                ---------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)---------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
               20.0%
         --------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)     CO
                                                      -----------------------

     * Includes 315,000 shares to be acquired pursuant to the Warrant and 12,066 shares to be acquired pursuant to the Additional Warrant. See Item 3.

CUSIP No.  740445 10 1

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              VIACOM INC.
- -----------------------------------------------------------------------------
              IRS IDENTIFICATION No. 04-2949533
- -----------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)-----------------------------------------------------------------
|_|      (b)-----------------------------------------------------------------
            -----------------------------------------------------------------

(3)      SEC Use Only--------------------------------------------------------
- -----------------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)    WC**
                                             --------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
- -----------------------------------------------------------------------------

(6)      Citizenship or Place of Organization      Delaware
                                               ------------------------------

 Number of        (7)  Sole Voting Power-------------------------------------
   Shares
Beneficially      (8)  Shared Voting Power       1,179,441*
 Owned by                                    --------------------------------
  Each            (9)  Sole Dispositive Power--------------------------------
  Person
   With          (10) Shared Dispositive Power     1,179,441*
                                                -----------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person       1,179,441*
             ----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)-----------------------------------------------------------
     ------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
               20.0%
      -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   CO
                                                     ------------------------

* Includes 315,000 shares to be acquired pursuant to the Warrant and 12,066 shares to be acquired pursuant to the Additional Warrant. See Item 3.
** Working Capital of Viacom International Inc.

CUSIP No.  740445 10 1

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              SUMNER M. REDSTONE
- ------------------------------------------------------------------------------
              S.S. No. ###-##-####
- ------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)------------------------------------------------------------------
|_|      (b)------------------------------------------------------------------
            ------------------------------------------------------------------

(3)      SEC Use Only--------------------------------------------------------

(4)      Sources of Funds (See Instructions)     WC**
                                             --------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
- -----------------------------------------------------------------------------

(6)      Citizenship or Place of Organization      United States
                                                -----------------------------

 Number of        (7)  Sole Voting Power-------------------------------------
   Shares
Beneficially      (8)  Shared Voting Power       1,179,441*
 Owned by                                    --------------------------------
   Each           (9)  Sole Dispositive Power -------------------------------
  Person
   With           (10) Shared Dispositive Power     1,179,441*
                                                -----------------------------

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person    1,179,441*
                          ---------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)-----------------------------------------------------------
     ------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
               20.0%
      -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IN
                                                     ------------------------

* Includes 315,000 shares to be acquired pursuant to the Warrant and 12,066 shares to be acquired pursuant to the Additional Warrant. See Item 3.
** Working Capital of Viacom International Inc.

Item 1.       Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $.001 par value per share (the "Common Stock"), of Byron Preiss Multimedia Company, Inc.(the "Issuer"), a New York corporation, with its principal executive offices located at 24 West 25th Street, New York, New York 10010.

Item 2.       Identity and Background.

     This Statement is being filed by Mr. Sumner M. Redstone, Viacom Inc. ("Viacom") and Viacom International Inc. ("Viacom International").

     Viacom International is a Delaware corporation with its principal office at 1515 Broadway, New York, New York 10036. Viacom International is engaged in the entertainment and communications businesses. All of its common stock is held by Viacom Inc.

     Viacom is a Delaware corporation with its principal office at 1515 Broadway, New York, New York 10036. Viacom is a diversified entertainment, publishing and communications company. As of March 15, 1995, National Amusements, Inc., a Maryland corporation ("NAI"), owned approximately 61% of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of Viacom ("Viacom Class A Common Stock") and approximately 26% of the issued and outstanding shares of Viacom Class A Common Stock and Class B Common Stock, par value $.01 per share, of Viacom ("Viacom Class B Common Stock") on a combined basis.

     NAI has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States and United Kingdom and holding the common stock of Viacom. 91.7% of the issued and outstanding shares of capital stock of NAI are owned by Mr. Sumner M. Redstone, directly or as trustee of various trusts.

     Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board, President and Chief Executive Officer of NAI and Chairman of the Board of Viacom. Mr. Redstone is a citizen of the United States.

     The directors and executive officers of Viacom International and Viacom are set forth on Schedules I and II, respectively, attached hereto. Schedules I and II set forth the following information with respect to each such person:

              (a)   Name;

              (b)   Residence or business address; and

              (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, none of Mr. Sumner M. Redstone, Viacom, Viacom International nor any person named in Schedules I and II attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All  of  the  directors  and  executive   officers  of  Viacom  and  Viacom
International are citizens of the United States.

Item 3.       Source and Amount of Funds or Other Consideration.

          As of March 22, 1995, Viacom International and the Issuer executed a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which Viacom International paid to the Issuer $5,964,000 in consideration for (i) 852,375 shares of Common Stock (the "Shares") (ii) a warrant (the "Warrant") to purchase 315,000 shares (the "Warrant Shares") of Common Stock at an exercise price of $7.00 per share of Common Stock and (iii) an additional warrant (the "Additional Warrant") to purchase up to an aggregate of a number of shares of Common Stock (the "Additional Warrant Shares") equal to, at any time, 20% of the shares of Common Stock issuable upon the exercise of stock options (x) granted pursuant to the Issuer's 1993 Stock Option Plan, as such plan may be amended from time to time and (y) granted to employees not pursuant to any stock option plan, at an exercise price of $7.00 per share of Common Stock. The Stock Purchase Agreement is attached hereto as Exhibit 1. The Warrant Agreement and Certificate (the "Warrant Agreement") relating to the Warrant is attached hereto as Exhibit 2. The Warrant Agreement and Certificate relating to the Additional Warrant (the "Additional Warrant Agreement") is attached hereto as Exhibit 3.

Item 4.       Purpose of Transaction.

     Viacom International purchased the shares of Common Stock, the Warrant and the Additional Warrant for investment purposes. Pursuant to the Stock Purchase Agreement, for so long as Viacom International holds at least 5% of the total issued and outstanding shares of Common Stock on a fully diluted basis, the Issuer may not pay cash dividends to its shareholders without the consent of Viacom International, which consent may not be unreasonably withheld. Viacom International has agreed that it will not purchase any additional Common Stock, except from certain majority stockholders of the Issuer (the "Majority Stockholders") pursuant to the Shareholders Agreement (as defined below), if after such acquisition Viacom International and its affiliates, in the aggregate, would be the beneficial owners of Common Stock in excess of 25% of the total issued and outstanding Common Stock on a fully diluted basis. Such restriction does not apply to actions taken by the Company which cause Viacom International to be in violation of such restriction. Further, such restriction will terminate in the event that (i) the Majority Stockholders increase their aggregate ownership of Common Stock by 10% on a fully diluted basis from the date of the Stock Purchase Agreement, (ii) a third party (other than Viacom International or any of the Majority Stockholders) acquires 5% or more of the total issued and outstanding Common Stock on a fully diluted basis by transactions on the open market or (iii) a third party acquires 10% or more of the total issued and outstanding Common Stock on a fully diluted basis directly from the Company. Pursuant to a Shareholders Agreement (the "Shareholders
Agreement") among the Issuer, Viacom International and the Majority Stockholders, the Majority Stockholders have agreed to cause the Board of Directors of the Issuer to be expanded from five directors to six directors and to elect a nominee of Viacom International to the Issuer's Board. If Viacom International or the Majority Stockholders propose to sell any of their respective shares of Common Stock pursuant to a bona fide third party offer, each of Viacom International, on the one hand, and the Majority Stockholders, on the other hand, shall be required to offer the other party the opportunity to purchase such shares of Common Stock on the same terms and conditions as the offer by the third party. Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") between the Issuer and Viacom International, Viacom International has been granted certain demand and "piggy-back" registration rights with respect to the Shares, the Warrant Shares and the Additional Warrant Shares which are exercisable at the time of any such registration. The demand registration rights are not exercisable until eighteen months from the date of the Registration Rights Agreement.

     The descriptions of the Stock Purchase Agreement, the Warrant, the Additional Warrant, the Shareholders Agreement and the Registration Rights
Agreement contained in this Schedule 13D are qualified in all respects by reference to the terms of the Stock Purchase Agreement, the Warrant, the Additional Warrant, the Shareholders Agreement and the Registration Rights Agreement, copies of which are attached as Exhibits 1 through 5 hereto.

Item 5.       Interest in Securities of the Issuer.

     Viacom International beneficially owns 1,179,441 shares of Common Stock, which represents approximately 20.0% of the shares of Common Stock outstanding. Such shares of Common Stock consist of:

     o 852,375 shares of Common Stock held directly by Viacom International over which Viacom International has voting and dispositive power;

     o 315,000 shares of Common Stock issuable pursuant to the Warrant (See Item 3 above). The Warrant does not entitle Viacom International to vote on any matter submitted to a vote of the Issuer's shareholders.

     o 12,066 shares of Common Stock currently issuable pursuant to the Additional Warrant (See Item 3 above). The Additional Warrant does not entitle Viacom International to vote on any matter submitted to a vote of the Issuer's shareholders.

     Through its ownership of all of the issued and outstanding shares of common stock of Viacom International, Viacom may also be considered to be a beneficial owner of such 1,179,441 shares of Common Stock, and may be deemed to share with Viacom International voting power and dispositive power with respect to all of such shares of Common Stock.

     Through its ownership of approximately 61% of the issued and outstanding shares of Viacom Class A Common Stock and approximately 26% of the issued and outstanding shares of Viacom Class A and Class B Common Stock on a combined basis, NAI may also be considered to be a beneficial owner of such 1,179,441 shares of Common Stock, and may be deemed to share with Viacom and Viacom International voting power and dispositive power with respect to all of such shares of Common Stock.

     Through his ownership, directly or as trustee of various trusts, of approximately 91.7% of the issued and outstanding shares of common stock of NAI, Mr. Sumner M. Redstone may also be considered to be a beneficial owner of such 1,179,441 shares of Common Stock, and may be deemed to share with Viacom, Viacom

International and NAI voting power and dispositive power with respect to all of such shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except for the Stock Purchase Agreement, Warrant Agreement, Additional Warrant Agreement, Shareholders Agreement and Registration Rights Agreement (as described in Items 3 and 4 above), neither Viacom International, Viacom, Mr. Sumner M. Redstone nor any of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to Be Filed as Exhibits.

99.1              Stock Purchase Agreement

99.2              Warrant Agreement

99.3              Additional Warrant Agreement

99.4              Shareholders Agreement

99.5              Registration Rights Agreement

99.6              Limited Power of Attorney

99.7              Agreement among Viacom International Inc.,
                  Viacom Inc. and Sumner M. Redstone pursuant to
                  Rule 13d-1(f)(1)(iii).

Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


March 31, 1995                            VIACOM INTERNATIONAL INC.

                                          By: /s/ Michael D. Fricklas
                                             --------------------------------
                                             Name:  Michael D. Fricklas
                                             Title: Senior Vice President,
                                                    Deputy General Counsel


                                           VIACOM INC.

                                           By: /s/ Michael D. Fricklas
                                              -------------------------------
                                              Name:  Michael D. Fricklas
                                              Title: Senior Vice President,
                                                     Deputy General Counsel



                                         *
                             ----------------------------------
                                   Sumner M. Redstone,
                                    Individually

*By   /s/ Michael D. Fricklas
   ------------------------------
      Michael D. Fricklas
      Attorney-in-Fact
      under the Limited Power of
      Attorney filed as Exhibit 99.6
      hereto


                                  Schedule I


                               Executive Officers

============================== ============================ =========================== ============================
                                                                                        Name and Address
                                                                                        of Corporation or
                               Business or                  Principal Occupation        Other Organization in
Name                           Residence Address            or Employment               Which Employed
============================== ============================ =========================== ============================
Sumner M. Redstone*            Viacom Inc. and              Chairman of the Board of    National Amusements, Inc.
                               Viacom International Inc.    Viacom Inc. and Viacom      200 Elm Street
                               1515 Broadway                International Inc.;         Dedham, MA  02026
                               New York, NY  10036          Chairman of the Board and   Viacom Inc. and Viacom
                                                            President, Chief            International Inc.
                                                            Executive Officer of        1515 Broadway
                                                            National Amusements, Inc.   New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Frank J. Biondi, Jr.*          Viacom Inc. and              President, Chief            Viacom Inc. and Viacom
                               Viacom International Inc.    Executive Officer of        International Inc.
                               1515 Broadway                Viacom Inc. and Viacom      1515 Broadway
                               New York, NY  10036          International Inc.          New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Vaughn A. Clarke               Viacom Inc. and Viacom       Sr. VP, Treasurer of        Viacom Inc. and Viacom
                               International Inc.           Viacom Inc. and Viacom      International Inc.
                               1515 Broadway                International Inc.          1515 Broadway
                               New York, NY  10036                                      New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Philippe P. Dauman*            Viacom Inc. and              Executive VP, General       Viacom Inc. and Viacom
                               Viacom International Inc.    Counsel, Chief              International Inc.
                               1515 Broadway                Administrative Officer      1515 Broadway
                               New York, NY  10036          and Secretary of Viacom     New York, NY  10036
                                                            Inc. and Viacom
                                                            International Inc.


- ------------------------------ ---------------------------- --------------------------- ----------------------------

* Director



                                       10


============================== ============================ =========================== ============================
                                                                                        Name and Address
                                                                                        of Corporation or
                               Business or                  Principal Occupation        Other Organization in
Name                           Residence Address            or Employment               Which Employed
============================== ============================ =========================== ============================

Thomas E. Dooley               Viacom Inc. and Viacom       Executive VP, Finance,      Viacom Inc. and Viacom
                               International Inc.           Corporate Development and   International Inc.
                               1515 Broadway                Communications of Viacom    1515 Broadway
                               New York, NY  10036          Inc. and Viacom             New York, NY  10036
                                                            International Inc.

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Michael D. Fricklas            Viacom Inc. and Viacom       Sr. VP, Deputy General      Viacom Inc. and Viacom
                               International Inc.           Counsel and Assistant       International Inc.
                               1515 Broadway                Secretary of Viacom Inc.    1515 Broadway
                               New York, NY  10036          and Viacom International    New York, NY  10036
                                                            Inc.

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Rudolph L. Hertlein            Viacom Inc. and Viacom       Sr. VP of Viacom Inc. and   Viacom Inc. and Viacom
                               International Inc.           Viacom International Inc.   International Inc.
                               1515 Broadway                                            1515 Broadway
                               New York, NY  10036                                      New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Edward D. Horowitz             Viacom Inc. and Viacom       Sr. VP, Technology of       Viacom Inc. and Viacom
                               International Inc.           Viacom Inc. and Viacom      International Inc.
                               1515 Broadway                International Inc.;         1515 Broadway
                               New York, NY  10036          Chairman, Chief Executive   New York, NY  10036
                                                            Officer of Viacom
                                                            Interactive Media

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Kevin C. Lavan                 Viacom Inc. and Viacom       Sr. VP, Controller and      Viacom Inc. and Viacom
                               International Inc.           Chief Accounting Officer    International Inc.
                               1515 Broadway                of Viacom Inc. and Viacom   1515 Broadway
                               New York, NY  10036          International Inc.          New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Henry Leingang                 Viacom Inc. and Viacom       Sr. VP, Chief Information   Viacom Inc. and Viacom
                               International Inc.           Officer of Viacom Inc.      International Inc.
                               1515 Broadway                and Viacom International    1515 Broadway
                               New York, NY  10036          Inc.                        New York, NY  10036


- ------------------------------ ---------------------------- --------------------------- ----------------------------




                                       11


============================== ============================ =========================== ============================
                                                                                        Name and Address
                                                                                        of Corporation or
                               Business or                  Principal Occupation        Other Organization in
Name                           Residence Address            or Employment               Which Employed
============================== ============================ =========================== ============================

William A. Roskin              Viacom Inc. and Viacom       Sr. VP, Human Resources     Viacom Inc. and Viacom
                               International Inc.           and Administration of       International Inc.
                               1515 Broadway                Viacom Inc. and Viacom      1515 Broadway
                               New York, NY  10036          International Inc.          New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
George S. Smith, Jr.           Viacom Inc. and Viacom       Sr. VP, Chief Financial     Viacom Inc. and Viacom
                               International Inc.           Officer of Viacom Inc.      International Inc.
                               1515 Broadway                and Viacom International    1515 Broadway
                               New York, NY  10036          Inc.                        New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Mark M. Weinstein              Viacom Inc. and Viacom       Sr. VP, Government          Viacom Inc. and Viacom
                               International Inc.           Affairs of Viacom Inc.      International Inc.
                               1515 Broadway                and Viacom Internaitonal    1515 Broadway
                               New York, NY  10036          Inc.                        New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
                                   DIRECTORS

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Steven R. Berrard              Blockbuster Entertainment    President and Chief         Blockbuster Entertainment
                               Group                        Executive Officer of the    Group
                               One Blockbuster Plaza        Blockbuster Entertainment   One Blockbuster Plaza
                               Fort Lauderdale, FL  33301   Group                       Fort Lauderdale, FL  33301

- ------------------------------ ---------------------------- --------------------------- ----------------------------
William C. Ferguson            NYNEX Corporation            Chairman of the Board and   NYNEX Corporation
                               335 Madison Avenue           Chief Executive Officer     335 Madison Avenue
                               New York, NY  10017          of NYNEX Corporation        New York, NY  10017

- ------------------------------ ---------------------------- --------------------------- -----------------------------
H. Wayne Huizenga              Blockbuster Entertainment    Vice Chairman of Viacom     Blockbuster Entertainment
                               Group                        Inc.; Chairman of the       Group
                               One Blockbuster Plaza        Board and Chief Executive   One Blockbuster Plaza
                               Fort Lauderdale, FL  33301   Officer of Blockbuster      Fort Lauderdale, FL  33301
                                                            Entertainment Group;
                                                            Chairman of the Board of
                                                            Huizenga Holdings, Inc.
- ------------------------------ ---------------------------- --------------------------- ----------------------------




                                       12

============================== ============================ =========================== ============================
                                                                                        Name and Address
                                                                                        of Corporation or
                               Business or                  Principal Occupation        Other Organization in
Name                           Residence Address            or Employment               Which Employed
============================== ============================ =========================== ============================

George D. Johnson, Jr.         Blockbuster Entertainment    President -- Domestic       Blockbuster Entertainment
                               Group                        Consumer Division of the    Group
                               One Blockbuster Plaza        Blockbuster Entertainment   One Blockbuster Plaza
                               Fort Lauderdale, FL  33301   Group                       Fort Lauderdale, FL  33301

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Ken Miller                     C.S. First Boston            Vice Chairman of C.S.       C.S. First Boston
                               Park Avenue Plaza            First Boston                Park Avenue Plaza
                               55 East 52nd Street                                      55 East 52nd Street
                               New York, NY 10055                                       New York, NY 10055

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Shari Redstone                 National Amusements, Inc.    Executive Vice President    National Amusements, Inc.
                               200 Elm Street               of National Amusements,     200 Elm Street
                               Dedham, MA  02026            Inc.                        Dedham, MA  02026

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Brent D. Redstone              31270 Eagle Crest Lane       Self-Employed
                               Evergreen, CO  80439
                               [Residence]

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Frederic V. Salerno            NYNEX Corporation            Vice Chairman--Finance      NYNEX Corporation
                               335 Madison Avenue           and Business Development    335 Madison Avenue
                               New York, NY  10017          of NYNEX Corporation        New York, NY  10017

- ------------------------------ ---------------------------- --------------------------- ----------------------------
William Schwartz               Yeshiva University           Vice President for          Yeshiva University
                               2495 Amsterdam Avenue        Academic Affairs (chief     2495 Amsterdam Avenue
                               New York, NY  10033          academic officer) of        New York, NY  10033
                                                            Yeshiva University
- ------------------------------ ---------------------------- --------------------------- ----------------------------





                                       13


                                  Schedule II

                               Executive Officers

============================== ============================ =========================== ============================
                                                                                        Name and Address
                                                                                        of Corporation or
                               Business or                  Principal Occupation        Other Organization in
Name                           Residence Address            or Employment               Which Employed
============================== ============================ =========================== ============================
Sumner M. Redstone*            Viacom Inc. and              Chairman of the Board of    National Amusements, Inc.
                               Viacom International Inc.    Viacom Inc. and Viacom      200 Elm Street
                               1515 Broadway                International Inc.;         Dedham, MA  02026
                               New York, NY  10036          Chairman of the Board and   Viacom Inc. and Viacom
                                                            President, Chief            International Inc.
                                                            Executive Officer of        1515 Broadway
                                                            National Amusements, Inc.   New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
H. Wayne Huizenga*             Blockbuster Entertainment    Vice Chairman of Viacom     Blockbuster Entertainment
                               Group                        Inc.; Chairman of the       Group
                               One Blockbuster Plaza        Board and Chief Executive   One Blockbuster Plaza
                               Fort Lauderdale, FL  33301   Officer of Blockbuster      Fort Lauderdale, FL  33301
                                                            Entertainment Group;
                                                            Chairman of the Board of
                                                            Huizenga Holdings, Inc.

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Frank J. Biondi, Jr.*          Viacom Inc. and              President, Chief            Viacom Inc. and Viacom
                               Viacom International Inc.    Executive Officer of        International Inc.
                               1515 Broadway                Viacom Inc. and Viacom      1515 Broadway
                               New York, NY  10036          International Inc.          New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Vaughn A. Clarke               Viacom Inc. and Viacom       Sr. VP, Treasurer of        Viacom Inc. and Viacom
                               International Inc.           Viacom Inc. and Viacom      International Inc.
                               1515 Broadway                International Inc.          1515 Broadway
                               New York, NY  10036                                      New York, NY  10036
- ------------------------------ ---------------------------- --------------------------- ----------------------------

* Director




                                       14

============================== ============================ =========================== ============================
                                                                                        Name and Address
                                                                                        of Corporation or
                               Business or                  Principal Occupation        Other Organization in
Name                           Residence Address            or Employment               Which Employed
============================== ============================ =========================== ============================

Philippe P. Dauman*            Viacom Inc. and              Executive VP, General       Viacom Inc. and Viacom
                               Viacom International Inc.    Counsel, Chief              International Inc.
                               1515 Broadway                Administrative Officer      1515 Broadway
                               New York, NY  10036          and Secretary of Viacom     New York, NY  10036
                                                            Inc. and Viacom
                                                            International Inc.

- ----------------------------- ---------------------------- --------------------------- ----------------------------
Thomas E. Dooley               Viacom Inc. and Viacom       Executive VP, Finance,      Viacom Inc. and Viacom
                               International Inc.           Corporate Development and   International Inc.
                               1515 Broadway                Communications of Viacom    1515 Broadway
                               New York, NY  10036          Inc. and Viacom             New York, NY  10036
                                                            International Inc.

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Michael D. Fricklas            Viacom Inc. and Viacom       Sr. VP, Deputy General      Viacom Inc. and Viacom
                               International Inc.           Counsel and Assistant       International Inc.
                               1515 Broadway                Secretary of Viacom Inc.    1515 Broadway
                               New York, NY  10036          and Viacom International    New York, NY  10036
                                                                            Inc.

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Rudolph L. Hertlein            Viacom Inc. and Viacom       Sr. VP of Viacom Inc. and   Viacom Inc. and Viacom
                               International Inc.           Viacom International Inc.   International Inc.
                               1515 Broadway                                            1515 Broadway
                               New York, NY  10036                                      New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Edward D. Horowitz             Viacom Inc. and Viacom       Sr. VP, Technology of       Viacom Inc. and Viacom
                               International Inc.           Viacom Inc. and Viacom      International Inc.
                               1515 Broadway                International Inc.;         1515 Broadway
                               New York, NY  10036          Chairman, Chief Executive   New York, NY  10036
                                                            Officer of Viacom
                                                            Interactive Media

- ------------------------------ ---------------------------- --------------------------- ----------------------------

* Director


                                       15


============================== ============================ =========================== ============================
                                                                                        Name and Address
                                                                                        of Corporation or
                               Business or                  Principal Occupation        Other Organization in
Name                           Residence Address            or Employment               Which Employed
============================== ============================ =========================== ============================

Kevin C. Lavan                 Viacom Inc. and Viacom       Sr. VP, Controller and      Viacom Inc. and Viacom
                               International Inc.           Chief Accounting Officer    International Inc.
                               1515 Broadway                of Viacom Inc. and Viacom   1515 Broadway
                               New York, NY  10036          International Inc.          New York, NY  10036
- ------------------------------ ---------------------------- --------------------------- ----------------------------
Henry Leingang                 Viacom Inc. and Viacom       Sr. VP, Chief Information   Viacom Inc. and Viacom
                               International Inc.           Officer of Viacom Inc.      International Inc.
                               1515 Broadway                and Viacom International    1515 Broadway
                               New York, NY  10036          Inc.                        New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
William A. Roskin              Viacom Inc. and Viacom       Sr. VP, Human Resources     Viacom Inc. and Viacom
                               International Inc.           and Administration of       International Inc.
                               1515 Broadway                Viacom Inc. and Viacom      1515 Broadway
                               New York, NY  10036          International Inc.          New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
George S. Smith, Jr.           Viacom Inc. and Viacom       Sr. VP, Chief Financial     Viacom Inc. and Viacom
                               International Inc.           Officer of Viacom Inc.      International Inc.
                               1515 Broadway                and Viacom International    1515 Broadway
                               New York, NY  10036          Inc.                        New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Mark M. Weinstein              Viacom Inc. and Viacom       Sr. VP, Government          Viacom Inc. and Viacom
                               International Inc.           Affairs of Viacom Inc.      International Inc.
                               1515 Broadway                and Viacom Internaitonal    1515 Broadway
                               New York, NY  10036          Inc.                        New York, NY  10036

- ------------------------------ ---------------------------- --------------------------- ----------------------------
                                   DIRECTORS

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Steven R. Berrard              Blockbuster Entertainment    President and Chief         Blockbuster Entertainment
                               Group                        Executive Officer of the    Group
                               One Blockbuster Plaza        Blockbuster Entertainment   One Blockbuster Plaza
                               Fort Lauderdale, FL  33301   Group                       Fort Lauderdale, FL  33301

- ------------------------------ ---------------------------- --------------------------- ----------------------------
William C. Ferguson            NYNEX Corporation            Chairman of the Board and   NYNEX Corporation
                               335 Madison Avenue           Chief Executive Officer     335 Madison Avenue
                               New York, NY  10017          of NYNEX Corporation        New York, NY  10017

- ------------------------------ ---------------------------- --------------------------- ----------------------------




                                       16


============================== ============================ =========================== ============================
                                                                                        Name and Address
                                                                                        of Corporation or
                               Business or                  Principal Occupation        Other Organization in
Name                           Residence Address            or Employment               Which Employed
============================== ============================ =========================== ============================

George D. Johnson, Jr.         Blockbuster Entertainment    President -- Domestic       Blockbuster Entertainment
                               Group                        Consumer Division of the    Group
                               One Blockbuster Plaza        Blockbuster Entertainment   One Blockbuster Plaza
                               Fort Lauderdale, FL  33301   Group                       Fort Lauderdale, FL  33301
- ------------------------------ ---------------------------- --------------------------- ----------------------------
Ken Miller                     C.S. First Boston            Vice Chairman of C.S.       C.S. First Boston
                               Park Avenue Plaza            First Boston                Park Avenue Plaza
                               55 East 52nd Street                                      55 East 52nd Street
                               New York, NY 10055                                       New York, NY 10055

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Shari Redstone                 National Amusements, Inc.    Executive Vice President    National Amusements, Inc.
                               200 Elm Street               of National Amusements,     200 Elm Street
                               Dedham, MA  02026            Inc.                        Dedham, MA  02026

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Brent D. Redstone              31270 Eagle Crest Lane       Self-Employed
                               Evergreen, CO  80439
                               [Residence]

- ------------------------------ ---------------------------- --------------------------- ----------------------------
Frederic V. Salerno            NYNEX Corporation            Vice Chairman--Finance      NYNEX Corporation
                               335 Madison Avenue           and Business Development    335 Madison Avenue
                               New York, NY  10017          of NYNEX Corporation        New York, NY  10017

- ------------------------------ ---------------------------- --------------------------- ----------------------------
William Schwartz               Yeshiva University           Vice President for          Yeshiva University
                               2495 Amsterdam Avenue        Academic Affairs (chief     2495 Amsterdam Avenue
                               New York, NY  10033          academic officer) of        New York, NY  10033
                                                            Yeshiva University
- ------------------------------ ---------------------------- --------------------------- ----------------------------

                                  EXHIBIT INDEX


Exhibit No.       Description                                          Page No.

     99.1                  Stock Purchase Agreement

     99.2                  Warrant Agreement

     99.3                  Additional Warrant Agreement

     99.4                  Shareholders Agreement

     99.5                  Registration Rights Agreement

     99.6                  Limited Power of Attorney

     99.7                  Agreement among Viacom
                           International
                           Inc., Viacom Inc. and Sumner M.
                           Redstone pursuant to
                           Rule 13d-1(f)(1)(iii).